New York Life Insurance and Annuity Corporation
51 Madison Avenue
New York, NY  10010

                                    October 27, 1994

Mr. Daniel K. Frierson
Chairman of the Board,
President and Chief Executive Officer
Dixie Yarns, Inc.
PO Box 751
Chattanooga, TN  37401

            Re:  Dixie Yarns, Inc. ("Dixie") 9.96% Senior
                 Subordinated Notes Due February 1, 2010 ("Notes")

Dear Mr. Frierson:

The Notes, pursuant to the terms of Section 9, Paragraph (F), provide that Dixie shall not declare or pay, or set apart funds for the payment of, any dividends if immediately after giving effect to such action, the sum of the amounts declared and paid or payable as, or set apart for, dividends on or distribution in respect of all shares of capital stock of Dixie subsequent to December 31, 1988 will be in excess of $20,000,000 plus 75% of consolidated net income accrued subsequent to December 31, 1988. You have informed the holders of the Notes ("Noteholders") that due to the terms of such section and the anticipated results of operations of Dixie for the 3rd and 4th Quarters of 1994, it is anticipated that no dividend may be declared and paid to Dixie's shareholders without a waiver by Noteholders of Dixie's compliance with its obligations as set forth in such section. Dixie has requested such a waiver.

Pursuant to Dixie's request, New York Life Insurance and Annuity Corporation hereby waives Dixie's compliance with the terms of Section 9, Paragraph (F) of the Notes only to the extent that Dixie may pay dividends of $.05 per share on Common Stock and Class B Common Stock in the fourth quarter of 1994 and first quarter of 1995. The aggregate amount of such payments for Common Stock and Class B Common Stock shall not exceed $650,000 for each such quarter.

This waiver is not intended to be a waiver of Dixie's compliance with any other terms of the Notes or the Loan Agreement ("Agreement") dated February 6, 1990, executed by Dixie and the Noteholders that are parties thereto in connection with the issuance of the Notes and shall not be construed as a waiver or amendment of any other provisions or sections of the Notes or the Agreement. In all other respects the Notes and the Agreement shall continue in full force and effect.

                                    Sincerely,


                                    New York Life Insurance and Annuity
                                    Corporation


                                    By:   \s\John E. Schumacher
                                          John E. Schumacher
                                    Its:  Investment Vice President